SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2004

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                       ----------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  |X|   Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1 Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2   February 12, 2004 Press Release Announcing Unaudited Q3 Results.


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

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


FUTUREMEDIA PLC, an English public
limited company


By: /s/ Mats Johansson
   --------------------------------
   Mats Johansson
   Chief Executive Officer

Date: February 12, 2004


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

                                    EXHIBIT 1


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

  CAUTIONARY   STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.


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
                                    EXHIBIT 2


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

PRESS RELEASE

                 Futuremedia Plc Announces Unaudited Q3 Results
                            Company Posts Net Profit

BRIGHTON, ENGLAND-- Feb 12, 2004 -- E-learning solutions provider Futuremedia Plc (NasdaqSC:FMDAY) (www.futuremedia.co.uk) today announced unaudited financial results for the 3-month period ending January 31, 2004. The Company's financial year ends on April 30.

For the three-month period ending January 31, 2004, the Company reported revenues of GBP 6,546,000 ($11,888,000) an increase of GBP 6,203,000
($11,264,000) compared to Q3 2003.

The Company reported a net profit for the quarter of GBP 67,000 ($122,000), representing an improvement of GBP 489,000 ($888,000) or 116% compared to the net loss of GBP 422,000 in Q3 2003. This includes a non-cash charge of GBP 180,000 ($327,000), being the National Insurance cost provision required on outstanding stock options as a result of the Company's improved share price at the period end, in accordance with accounting regulation. Excluding this non-cash charge, the Company had an operating profit of GBP 254,000 ($461,000). The Company believes that highlighting operating results before taking into account such charges, over which it has no direct control, provides useful information in understanding its ongoing operations.

Mats Johansson, CEO of Futuremedia, said: "As a result of the continued improvement in our business performance we are pleased to announce the Company's return to profitability -- one quarter ahead of our previously stated aim of returning the Company to net profitability within this fiscal year.

"The main event of the quarter was the launch of the Royal Mail Learning For All(TM) programme on which we started to deliver at the middle of December. Until now, less than half of the orders received to date have actually been delivered. The success of the programme has not only resulted in a substantial increase in revenues, but has also heightened our profile in our target markets, resulting in an increased number of potential new contracts under discussion.

"The Royal Mail Learning For All(TM) campaign has furthermore given us better visibility on upcoming quarters, as under current revenue recognition rules, not all revenue is immediately recognized. The revenue resulting from non-core business, such as the supplying of off-the-shelf hardware and software, delivered by partners such as Fujitsu-Siemens, is mainly recognized on delivery. Revenue resulting from our core business -- hosting services, the net-based learning modules, support and use of the Learning Management System -- will be recognized over a three-year period, and is expected to carry a better profit margin than the revenue recognised up-front. As a result we expect Q4 will not only be a strong quarter in terms of revenue, but will also see a further improvement in our net profit.

"During the quarter we also recruited a number of outstanding individuals, in order to bring the number of staff and management to a level were we can successfully continue to deliver our business plan of growing the Company into a European leader in our industry."

"The operating results and business achievements during this quarter are most gratifying to the Board and are a testament to the great efforts of our highly professional and motivated employees and management team," commented Jan Vandamme, Chairman of the board of Directors. "During the first two quarters of this fiscal year we moved from the cost control phase to the growth phase and during this third quarter we have continued to execute our return to profitability plan. Management's continued on-time delivery of the business plan, coupled with a debt free balance sheet and sufficient financial


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

resources, has now put Futuremedia in the position of being able to self-finance further significant organic growth."

Highlights of the quarter:

22nd October 2003: Futuremedia win GBP 500,000 ($800,000) Contract to Deliver Government Funded Learning Programmes. Company will deliver e-Enablement and Lifelong Learning Programmes to Tees and North East Yorkshire NHS Trust

29th October 2003: Britvic Soft Drinks, one of the UK's leading soft drink manufacturers, is implementing an innovative new management development programme with Futuremedia. The contract is valued at over GBP 200,000 ($336,000).

6th November 2003: Futuremedia wins Contract with Royal Mail for new Learning For All(TM) Offering. Expected additional revenue to Futuremedia over three years in the range of GBP 20 million ($32 million) to GBP22 million ($35 million) for the first promotional campaign ending on December 23, 2003.

14th November 2003: During October and the first half of November, Futuremedia recruits 15 new members of staff.

20th November 2003: Futuremedia Plc wins a second bespoke e-Learning project from Hilton International.

16th December 2003: Futuremedia announces partnership with Fujitsu Siemens Computers to deliver e-learning to thousands of UK homes.

13th January 2004: Futuremedia expands top management team to support growth:
David Welham, formerly Director of Learning Technology at KnowledgePool, joins Futuremedia; David Bailey, Member of the Board of Directors, takes up executive position.

Summary results (unaudited):

                                   Quarter to                  Quarter to           Year to            Year to
                                  Jan 31, 2004                Jan 31, 2003        Jan 31, 2004       Jan 31, 2003
                           GBP000's            $000's            GBP000's           GBP000's            GBP000's
                          ----------         ----------       ----------          ------------       ------------
Revenues                       6,546             11,888              343               7,110                 960
Operating Costs                6,472             11,753              748               8,254               1,751
Operating Profit/(Loss)           74                134             (405)             (1,144)               (791)
Net Profit                        67                122             (422)             (1,152)               (831)
Weighted shares                       85,911,500              50,820,570          82,802,586          29,648,374

Profit/(loss)
 per Share                 GBP0.0008            $0.0014        GBP(0.008)          GBP(0.014)          GBP(0.028)


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

About Futuremedia

Futuremedia plc (est. 1983) is a Solutions Provider in the growing e-learning market with 20 years experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the UK and Continental Europe.

The Company has a proven track record in providing knowledge and training via Solstra, its proprietary Learning Management System which in its largest application has a capacity for 240,000 users.

Futuremedia's customers include BT, BUPA, Channel Four, Daimler Chrysler, GSK, Hilton International, IDEA, UK National Health Service, Royal Mail and Syngenta. In delivering its solutions, the Company is partnering with Centra Software, Fujitsu-Siemens, Thompson NETg and Skillsoft.

Futuremedia can be found on the Web at www.futuremedia.co.uk

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of the Company's expectations as of the date hereof. Such statements include discussions concerning Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the ability of the Company to operate profitably, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact:
     For further information:

     Media:
     Kay Phelps,
     Tel:  +44(0)1932-761889
     e-mail: kay.phelps@theprdepartment.net

     Investor Relations:
     Mats Johansson,
     Tel:  +44(0)1273-829700
     e-mail: ir@futuremedia.co.uk


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